Exhibit 99.1

Unaudited interim condensed consolidated financial statements as of December 31, 2023 and June 30, 2023, and for the three- and six-month periods ended December 31, 2023 and 2022.

Moolec Science SA

Unaudited interim condensed consolidated Financial Statements as of December 31, 2023 and June 30, 2023,
and for the six months ended December 31, 2023 and 2022

Moolec Science SA

Unaudited interim condensed consolidated statements of comprehensive loss for the six month and three month periods ended December 31, 2023 and 2022

In USD [$]

	Notes	For the six months ended December 31		For the three months ended December 31
		2023	2022	2023	2022
Continuing operations
Revenue		$1,992,163	$-	$252,114	$-
Cost of sales	20	(1,539,682)	-	(20,040)	-
Other income		210,856	-	210,856	-
Research and development expense	19	(903,757)	(404,489)	(516,022)	(31,557)
Marketing expense		(232,940)	(39,791)	(13,680)	(20,473)
Administrative expense	18	(3,548,767)	(725,394)	(1,685,349)	(410,829)
Other operating expense		(38,833)	(21,057)	(20,924)	(9,557)
Loss from operations		$(4,060,960)	$(1,190,731)	$(1,793,045)	$(472,416)

Other Financial Results	17	431,865	(316,495)	(123,072)	(313,384)
Financial costs	17	(196,706)	-	(103,390)	-
Transaction expenses		-	(4,469,987)	-	(4,469,987)
Share based payment cost of listing shares		-	(42,705,061)	-	(42,705,061)
Net loss before Income tax		$(3,825,801)	$(48,682,274)	$(2,019,507)	$(47,960,848)

Income tax benefit	15	451,281	-	235,990	-
Loss of the period		$(3,374,520)	$(48,682,274)	$(1,783,517)	$(47,960,848)
Basic and diluted loss per share	21	$(0.09)	$(1.57)	$(0.05)	$(1.54)

Other comprehensive income/loss
Foreign exchange differences on translation of foreign operations		(913,537)	-	(882,861)	-
Total other comprehensive income/(loss)		$(913,537)	$-	$(882,861)	$-

Total comprehensive loss for the period		$(4,288,057)	$(48,682,274)	$(2,666,378)	$(47,960,848)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science SA

Unaudited interim condensed consolidated statements of financial position as of December 31, 2023 and June 30, 2023

In USD [$]

	Notes	As of December 31, 2023	As of June 30, 2023
ASSET
Non- current assets
Intangible assets	6	6,855,550	8,519,098
Fixed assets	7	790,601	1,142,082
Goodwill		164,739	251,440
Right-of-use of assets		503,641	43,806
Other non-current receivables	8	9,456,053	8,763,027
Total non-current assets		$17,770,584	$18,719,453
Current assets
Cash and cash equivalents	9	1,701,483	2,527,673
Short-term investments		132,134	306,034
Trade receivables		284,849	361,097
Other receivables		915,429	1,330,177
Prepayments		14,824	341,107
Inventories	10	501,582	465,748
Total current assets		$3,550,301	$5,331,836
TOTAL ASSETS		$21,320,885	$24,051,289
LIABILITIES AND EQUITY
Equity
Share capital	11	375,641	375,641
Shares to be issued	11	3,068	3,068
Share premium	11	66,996,982	66,996,982
Equity settled share-based payment	12	2,201,395	1,335,253
Cumulative translation adjustment		(895,425)	18,112
Accumulated deficit		(61,997,643)	(58,623,123)
Total equity		$6,684,018	$10,105,933
Liabilities
Non-current liabilities
Financial debts	16	5,617,889	99,046
Other liabilities		87,500	175,312
Lease liability		326,638	-
Deferred tax liability	15	323,391	1,071,807
Total non-current liabilities		$6,355,418	$1,346,165
Current liabilities
Accounts payable	13	4,455,541	7,479,614
Financial debts	16	2,227,890	2,546,243
Other liabilities	13	1,191,176	1,685,645
Warrant liabilities	14	244,420	887,689
Lease liability		162,422	-
Total current liabilities		$8,281,449	$12,599,191
TOTAL LIABILITIES		$14,636,867	$13,945,356
TOTAL LIABILITIES AND EQUITY		$21,320,885	$24,051,289

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements

Moolec Science SA

Unaudited interim condensed consolidated statements of changes in equity for the six months period ended December 31, 2023 and 2022

In USD [$]

	Share Capital			Cumulative	Equity settled
	Shares issued	Shares to be issued	Share premium	translation adjustment	share-based payment	Retained (deficit)	Total Equity
Balance as of June 30, 2022	$310,000	-	$7,290,000	$-	$838,576	$(6,834,243)	$1,604,333
Issue of share capital (Moolec Shares)	15,000	-	8,055,000	-	-	-	8,070,000
Issue of share capital (SAFE shares)	2,623	-	3,170,723	-	-	-	3,173,346
Issue of share capital (LightJump shares)	33,639	-	39,610,630	-	-	-	39,644,269
Issue of share capital (Backstop shares)	12,017	-	7,999,023	-	-	-	8,011,040
Equity settled share-based payment	2,326	-	361,689	-	(286,735)	-	77,280
Total comprehensive (loss)	-	-	-	-	-	(48,682,274)	(48,682,274)
Balance as of December 31, 2022	$375,605	-	66,487,065	-	551,841	(55,516,517)	11,897,994
Balance as of June 30, 2023	$375,641	$3,068	$66,996,982	$18,112	$1,335,253	$(58,623,123)	$10,105,933
Equity settled share-based payment	-	-	-	-	866,142	-	866,142
Exchange differences on translation of foreign operations	-	-	-	(913,537)	-	-	(913,537)
Net loss of the period	-	-	-	-	-	(3,374,520)	(3,374,520)
Balance as of December 31, 2023	$375,641	$3,068	$66,996,982	(895,425)	2,201,395	(61,997,643)	6,684,018

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements.

Moolec Science SA

Unaudited interim condensed consolidated statements of cash flows

For the six month periods ended December 31, 2023 and 2022

In USD [$]

	For the six months ended December 31, 2023	For the six months ended December 31, 2022
Cash flows from operating activities
Loss for the period	$(3,374,520)	$(48,682,274)
Adjustments to reconcile loss for the period to net cash flows
Deferred income tax	(451,281)	-
Amortization of Intangible assets	336,346	-
Depreciation of fixed assets	58,716	849
Depreciation of right-of-use assets	46,167	-
Employee share-based payment	866,142	77,279
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	-	313,346
Share based payment cost of listing shares (non-cash item)	-	42,705,061
Financial income / expenses	(586,583)	3,149
Changes in working capital
Accounts receivable	(48,263)	-
Other receivables	40,157	(1,815)
Prepayments	326,284	-
Inventories	(196,430)	-
Accounts Payable	(2,769,360)	4,164,444
Other liabilities	104,766	836,946
Net cash used in operating activities	$(5,647,859)	$(583,015)
Cash flows from investing activities
Additions of fixed assets	(96,921)	-
Additions of intangible assets	-	(66,404)
Short term investment subscriptions	(144,514)	-
Short-term investments withdrawals	287,872	-
Net cash generated from / (used in) investing activities	$46,437	$(66,404)
Cash flows from financing activities
Proceeds from issuance of share capital	-	10,000,015
Proceeds from issuance of convertible notes	5,590,000	-
Proceeds from financial debts	122,421	-
Payment of loans	(268,418)	-
Payments of interest	(201,920)	-
Payments of lease liabilities	(49,537)	-
Deferred payment for acquisition of ValoraSoy	(500,000)	-
Net cash generated from financing activities	$4,692,546	$10,000,015
Net (decrease) / increase in cash and cash equivalents	$(908,876)	$9,350,596
Cash and cash equivalents at beginning of the year	2,527,673	1,081,808
Effect of exchange rate changes and inflation on cash and equivalents	82,686	(3,146)
Cash and cash equivalents at end of the period	$1,701,483	$10,429,258

Non-cash financing activities
Issue of share capital and Share Premium of New Shareholders through other non-current receivables	$-	$8,070,000
Relief of SAFE financial liabilities through the issue of Share Capital and Share Premium	$-	$3,173,346
Capitalization of transaction expenses through Accounts Payable	$-	$(1,057,833)
Net liabilities acquired through issuance of share capital	$-	$(3,991,935)
Increase in Right-of-use asset recognition through an increase in Lease liabilities	$(521,107)	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements.

Moolec Science SA

Notes to the unaudited interim condensed consolidated financial statements

In USD [$]

Note 1. General information

Moolec Science SA (“the Company’’, “the Group” or “Moolec Science’’) is a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022 (“date of incorporation”), created to develop affordable alternative proteins using molecular farming technology. The Company is registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Its registered address is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

The subsidiaries and joint arrangements of the Company, of which their financial results have been included in the interim condensed consolidated Financial Statements, and in which the Company holds a majority of the voting rights or shares joint control as of December 31, 2023 are as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of December 31, 2023
Moolec Science Limited (i)	Investment in subsidiaries	United Kingdom	100%
LightJump Acquisition Corporation	Investment in subsidiaries	USA	100%
ValoraSoy S.A. (ii)	Investment in subsidiaries	Argentina	100%
AG Biomolecules LLC (DE)	Investment in subsidiaries	USA	100%
Microo Foods Ingredients S.L. (iii)	Investment in joint arrangements	Spain	50%

(i)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.

(ii)	Incorporated through the acquisition on April 24, 2023.

(iii)	During December 2022, the Company agreed to participate in a joint arrangement with the 50% of participation of the newly created company named Microo Food Ingredients Sociedad Limitada.

Introductory note

On December 30, 2022, the Company consummated the previously announced business combination by and among LightJump Acquisition Corporation (“LightJump” or “SPAC”, a Delaware corporation), Moolec Science Limited (“Moolec” or “Moolec Science Limited”, a private limited company incorporated under the laws of England and Wales), the Company, and Moolec Acquisition, Inc. (“Merger Sub”, a Delaware corporation) (referred together with Moolec Science SA as “the Group”). As a result of the business combination, Moolec and SPAC had become direct wholly-owned subsidiaries of the Company and Moolec shareholders and SPAC shareholders became holders of issued Company Ordinary Shares of Moolec Science SA.

Note 2. Accounting standards and basis of preparation

Note 2.1. Basis of Presentation

These unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the International Accounting Standard (“IAS”) IAS 34 Interim Financial Reporting, as issued by International Accounting Standard Board (“IASB”) and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2023. These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements of the Group were authorized by the Board of Directors of Moolec Science SA in April 18, 2024.

Note 2.2. Use of estimates and judgements

The preparation of the unaudited interim condensed consolidated financial statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the unaudited interim condensed consolidated financial statements for all periods presented. Estimates and underlying assumptions are reviewed on an ongoing basis.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 30 June 2023.

Note 2.3. Going concern

Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern after the accompanying interim condensed consolidated Financial Statements are issued. The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. The Group concludes it will, for the next 12 months from the issuance of these unaudited interim condensed consolidated financial statements, be able to realize its assets and discharge its liabilities in the normal course of operations.

Negative working capital

As of December 31, 2023, the Group has a negative working capital of $4,731,145 generated mainly by reorganization expenses pending to be paid as well as account payables and financial debt balances that are higher than the account receivables. However, as part of the continuous efforts of management to strengthen the financial situation of the Group, as of October 15, 2023, Moolec Science has entered into an agreement to issue a convertible note due 2026 to Grupo Insud (“Insud”). As of December 31, 2023 we have received USD 5,000,000 related to such convertible note (See note 16), and lately in January 2024 we have received additional USD 5,000,000. As a consequence of the cash inflow related to the convertible note, the Group concludes it will, for the next 12 months from the issuance of these unaudited interim condensed consolidated financial statements, be able to realize its assets and discharge its liabilities in the normal course of operations. See Note 24. Events after the reporting period. The Company confirms the financial support of its main shareholders for a minimum period of twelve months from the date of these financial statements.

Note 3. Summary of significant accounting policies

The accounting policies applied in these unaudited interim condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 30 June 2023. The policy for recognizing and measuring income taxes in the interim periods is consistent with that applied in the previous interim period and is described in Note 15: Income tax.

Note 3.2. New and amended IFRS Standards that are effective for the current period.

a)	The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group

-	Amendment to IAS 12 –Deferred tax related to assets and liabilities arising from a single transaction.

-	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12).

-	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies.

-	Amendments to IAS 8-Definition of Accounting Estimates

-	IFRS 17, “Insurance Contracts”

These new standards and amendments did not have any material impact on the Group.

b)	The following new standards are not yet adopted by the Group.

-	Amendments to IFRS 16- Lease Liability in a Sale and Leaseback. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendments to IAS 1 – Non- current liabilities with covenants. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Rates Titled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing. The amendments are effective for annual periods beginning on or after January 1, 2024.

These amendments are not expected to have a material impact on the Group.

Note 3.3. Segment reporting

The Group operates in a single operating segment, which is “science-based food ingredients”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Chief Product Officer (“CPO”), the Chief Technology Officer (“CTO”) and the Chief Science Officer (“CSO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Net revenue/loss for the period.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statement of comprehensive income and unaudited interim condensed consolidated statement of financial position. In addition, starting in the quarter ending December 31, 2023, the Executive Team incorporated the “Excluding IAS 29” measures of Revenues and Cost of Sales, in addition to Net revenue/loss for the period for measuring performance.

Excluding IAS 29 metrics

The “Excluding IAS 29” or “Ex-IAS 29” measures are defined as the consolidated line item of Revenues and Cost of sales before the impact of applying IAS 29 - “Financial Reporting in Hyperinflationary Economies”. The Group reconciles the performance measure the line items Revenue and Cost of Sales of the Unaudited interim condensed consolidated statements of comprehensive loss as follows:

For the six-months ending December 31, 2023:	As reported	IAS 29 impact	Ex-IAS 29
Revenue	1,992,163	1,081,718	3,073,882
Cost of sales	(1,539,682)	(603,689)	(2,143,371)

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Moolec Science’s revenues.

Revenues breakdown:

The Company’s revenues arise from operations in Argentina. During the periods covered by these unaudited interim condensed consolidated financial statements the Company had no revenues from customers attributed to the entity’s country of domicile.

Non-current assets other than financial instruments

Non-current assets other than financial instruments are located in the following countries:

	As of December 31, 2023	As of June 30, 2023
Luxembourg	164,741	251,440
United Kingdom	4,713,646	4,774,320
Argentina	3,034,747	4,930,666
United States	401,399	-
Total non-current assets other than financial instruments	$8,314,533	$9,956,426

Note 4. Critical accounting judgements and estimates

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the same as those described in the last annual financial statements.

Note 5. Comparative Information

The information disclosed for comparative purposes arises from the consolidated financial statements of Moolec as of June 30, 2023 and from unaudited financial statements and for the period of July 1, 2022 through December 31, 2022, respectively.

The exchange of shares related to the capital Reorganization contemplated by the business combination agreement, explained in Note 1 of the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2023, has been given a retrospective effect in the share capital of the statement of changes in equity.

Note 6. Intangible Assets

	2023	2022
As of June 30,
Cost	8,613,615	4,598,930
Accumulated Amortization	(94,517)	-
Net book amount	$8,519,098	$4,598,930

Six months period ended December 31,
Opening net book amount	8,519,098	4,598,930
Additions	-	66,404
Effect of changes in foreign exchange rates	(1,327,202)	-
Amortization (i)	(336,346)	-
Closing net book amount	$6,855,550	$4,665,334

As of December 31,
Cost	7,286,413	4,665,334
Accumulated Amortization	(430,863)	-
Net book amount	$6,855,550	$4,665,334

(i)	The charge of the amortization is included in Administrative expenses and Research and development expenses (see notes 18 and 19).

Note 7. Fixed Assets

	2023	2022
As of June 30,
Cost	1,171,286	10,617
Accumulated Amortization	(29,204)	(1,699)
Net book amount	$1,142,082	$8,918

Six months ended December 31,
Opening net book amount	1,142,082	8,918
Effect of changes in foreign exchange rates	(389,686)	-
Additions	96,921	-
Depreciation (i)	(58,716)	(849)
Closing net book amount	$790,601	$8,069

As of December 31,
Cost	878,521	10,617
Accumulated Depreciation	(87,920)	(2,548)
Net book amount	$790,601	$8,069

(i)	The depreciation charge is included in Administrative expenses and Cost of sales (see notes 19 and 20).

Note 8. Other receivables

Non-current

	As of December 31, 2023	As of June 30, 2023
Receivables with shareholders (i)	9,456,053	8,763,027
Total Other receivables	$9,456,053	$8,763,027

(i)

Moolec Science Limited issued an aggregate number of Moolec Science Limited ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science SA shares after the transaction) to current individual shareholders of Bioceres S.A., and Bioceres Group PLC, (“New shareholders”) Moolec and the new shareholders entered into a subscription agreement (the “shareholders’ subscription agreement”) prior to the transaction pursuant to which Moolec Science Limited agreed to issue 2,354,069 of Moolec Science Limited ordinary shares. The subscription agreement was dated December 22, 2022. The new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement. Such shareholders’ subscription agreement accrues an internal rate of return of 13.20%. The accrued interest is included in Related Party expenses (see note 22)

Note 9. Cash and cash equivalents

Cash and cash equivalents at each end of period/year, as disclosed in the Unaudited interim condensed consolidated statements of cash flows, may be reconciled against the items related to the Unaudited interim condensed consolidated Statement of Financial Position as follows:

	As of December 31, 2023	As of June 30, 2023
Cash	$259	$2,443
Bank accounts	1,692,156	2,061,636
Short-term investments	9,068	463,594
Total cash and cash equivalents	$1,701,483	$2,527,673

Note 10. Inventories

	As of December 31, 2023	As of June 30, 2023
Raw materials	130,019	179,368
Finished goods	371,563	286,380
Total Inventories	$501,582	$465,748

Note 11. Share capital and share premium

As of December 31, 2023, the share capital stock and share premium amounts to $66,996,982. The following table sets forth details of the balances as of December 31, 2023 and as of June 30, 2023:

	Number of shares	Shares issued amount	Shares to be issued amount	Share Premium
Balance as of June 30, 2023 and as of December 31, 2023	37,563,768	375,641	3,068	66,996,982

Share Purchase Agreement

In April 2023, the Company entered into a Share Purchase Agreement with Nomura Securities International, Inc (“Nomura”). The Agreement provides for a committed equity financing facility under which the Company has the option, but not the obligation, to sell up to the equivalent of $50 million in aggregate gross purchase price of its ordinary shares to Nomura over a 36-month period, subject to the terms of the Agreement. The Company intends to use the proceeds from any future sales of securities under the financing facility, if it is utilized, for general corporate purposes.

Sales of ordinary shares to Nomura, and the timing of any such sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the ordinary shares and determinations by the Company regarding the use of proceeds from any sale.

As of December 31, 2023, 3,600 shares (equivalent to $10,647) were issued under the Share Purchase Agreement.

Note 12. Share based payment

Under the share-based compensation plan, some employees and members of the executive management team as defined by the Board of Directors, were granted share options or restricted stock units (“RSU”) in return for their services to the Group.

As of December 31, 2023, Moolec had the following shared-based payment arrangements for executives and senior management:

●	Group 1 granted up to 579,078 underlying ordinary shares. The options have an exercise price of $1.52 and expire in December 2030 (except one case in June 2031).

●	Group 2 granted up to 344,555 underlying ordinary shares. The options have an exercise price of $8.00 and expire in December 2030.

●	Group 3 granted up to 800,000 underlying ordinary shares. The options have an exercise price of $4.25 and expire between January 2033 and August 2033.

The fair value of the options granted is measured at grant date and recognized in accordance with the requirements of IFRS 2, as an employee benefit expense, with a corresponding increase in equity.

Factor	Group 1	Group 2	Group 3
Fair value of shares (range)	$1.00	$1.00	$2.97-3.21
Exercise price	$1.52	$8.00	$4.25
Expected volatility	70%	70%	70%
Dividend rate	-	-	-
Reference risk-free interest rate	3.00%	3.00%	4.25%
Plan duration	10 years	10 years	10 years
Fair value of stock options at measurement date (range)	$9.11	$7.25	$2.04-2.65

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

Moolec Science estimates an expected rotation of 2.00% annually at constant value, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the amount and exercise price and the movements of the stock options of executives and managers of the Group for the period ended December 31, 2023.

	December 31, 2023
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price

At the beginning	325,826	$1.52	206,598	$8.00	700,000	$4.25
Granted during the period	-	-	-	-	100,000	$4.25
Forfeited during the period	-	-	-	-	-	-
Exercised during the period	-	-	-	-	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	800,000	$4.25

The charge of the plans based on options recognized during the six months period ended on December 31, 2023 and 2022, was $522,474 and $72,279.

Note 13. Accounts Payable and other liabilities

	As of December 31, 2023	As of June 30, 2023
Transaction expenses payable	1,947,174	3,579,057
Related parties (i)	687,054	774,460
Accruals	1,167,493	787,010
Trade payables	653,820	2,339,087
Total Accounts payable	$4,455,541	$7,479,614

	As of December 31, 2023	As of June 30, 2023
Related parties (i)	677,000	677,000
Deferred payment related to Business Combination	-	492,799
Wages	111,875	221,141
Taxes	31,398	23,334
Others	370,903	271,371
Total Other liabilities	$1,191,176	$1,685,645

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	The related parties payable are included in Related Party (see note 22)

Note 14. Warrants liabilities

Each of the Warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11,50 per share. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement and terminating on the earlier to occur of: the date that is five (5) years after the date on which the Business Combination is completed or the liquidation of the Company. Redemptions of warrants for cash once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0,01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18,00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis”. The private warrants will be treated identical to the public warrants.

Considering that the fair value as of December 31, 2023 and June 30, 2023, is $0.0220 and $0.0799 per Ordinary Share respectively, the valuation of warrants is the following:

	As of December 31, 2023	As of June 30, 2023
At the beginning of the period	$887,689	$-
Issued by the SPAC	-	1,666,500
Fair value remeasurement (Gain)	(643,269)	(778,811)
At the end of the period	$244,420	$887,689

Note 15. Income Tax

Income tax recognized through profit or loss

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated loss before income tax for the six months ended December 31, 2023 amounts to $3,825,801 (loss for the six months ended December 31, 2022 $48,682,274). The income tax benefit for the six months ended December 31, 2023 was $451,281 (for the six months ended December 31, 2022 was $9,249,632, for which no deferred tax assets have been recognized).

The Group consolidated effective tax rate with respect to continuing operations for the six months ended December 31, 2023 was 12%.

The tax rate used for 2023 represents the tax rate of 15% on the taxable income payable by the Group entities in Luxembourg, in accordance with the tax laws of this jurisdiction (in 2022: the tax rate was 19% in the UK). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Note 16. Financial Debts

	As of December 31, 2023	As of June 30, 2023
Financial debt denominated in Argentinian Pesos	82,040	517,743
Financial debt denominated in US Dollars	2,145,850	2,028,500
Total Current Financial Debt	2,227,890	2,546,243

	As of December 31, 2023	As of June 30, 2023
Financial debt denominated in Argentinian Pesos	27,889	99,046
Financial debt denominated in US Dollars (i)	5,590,000	-
Total Non-Current Financial Debt	5,617,889	99,046

(i)	Proceeds from the issuance of convertible notes in accordance with the agreement signed between Moolec and Grupo Insud in October 2023, of which $5,000,000 was an immediate cash payment and the remaining $5,000,000 have been paid in January 2024.

The Notes have a term of three years with an early conversion option with a strike price of US $6.00 per share. If the early conversion option is exercised, Moolec will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. Initial interest rate on the notes is of 5% per annum payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however Moolec will have the option at each payment date to capitalize the interest accrued. After the remaining payment in cash, and no later than January 31, 2024, the interest rate will be of 10% per annum. Lastly, after the in-kind contribution the interest rate will be calculated in accordance with a formula included in the agreement.

At maturity, Moolec Science will hold the option to deliver ordinary shares, cash, or a combination of cash and ordinary shares.

Note 17. Financial income / expenses

	For the six months period ended
	December 31, 2023	December 31, 2022
Financial Costs
Interest expense	(179,235)	-
Lease Liability Interest	(17,471)	-
Total Financial Costs	$(196,706)	$-
Other financial results
Exchange rate gains/(losses)	(2,120,215)	(5,833)
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	-	(313,346)
Investment results	335,263	-
Interest income (Shareholders’ loan)	693,026	-
Net fair value gain of warrant liabilities	643,269	-
Inflation adjustment	892,143	-
Other	(11,621)	2,684
Total Other financial results	431,865	(316,495)
Total net financial income / (expenses)	$235,159	$(316,495)

Note 18. Administrative expenses

	For the six months period ended
	December 31, 2023	December 31, 2022
Audit, legal and accountancy fees	(1,190,448)	(230,044)
Equity settled share-based payment	(915,624)	(76,956)
Payroll Expenses	(417,493)	(16,674)
Insurance	(248,232)	-
Professional fees	(200,200)	(77,279)
Travel Expenses	(85,209)	-
Amortization of intangible assets	(280,329)	-
Amortization of Right of Use - Asset	(4,693)	-
Depreciation of Fixed assets	(6,283)	-
Other office and admin expenses	(200,256)	(324,441)
Total Administrative expenses	$(3,548,767)	(725,394)

Note 19. Research and development expense

	For the six months period ended
	December 31, 2023	December 31, 2022
Professional fees	(403,795)	(188,338)
Laboratories’ related expenses	(78,104)	(47,579)
Amortization of intangible assets	(62,365)	(849)
Depreciation of right-of-use assets	(41,474)	-
Other research and development expenses	(318,019)	(167,723)
Total Research and development expenses	$(903,757)	$(404,489)

Note 20. Cost of sales

	For the six months period ended
	December 31, 2023	December 31, 2022
Inventories at beginning	(465,748)	-
Purchases	(1,223,344)	-
Production costs
Payroll and professional fees	(228,347)	-
Maintenance, energy and fuel related to fixed assets	(118,408)	-
Amortization and depreciation	(46,085)	-
Other production costs	(119,927)	-
Sub-total production costs	(512,767)	-
Foreign currency translation	160,595	-
Sub-total	(2,041,264)	-
Inventories as of the end	501,582	-
Cost of sales	(1,539,682)	-

Note 21. Net loss per share

The Group’s basic and diluted loss per ordinary share are the same because the Group has generated net loss to ordinary shareholders. The following table presents the calculation of basic and diluted loss per ordinary share for the periods ended on December 31, 2023 and December 31, 2022 as follows:

	For the six-month periods ended		For the three-month periods ended
Numerator	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Loss for the period, attributable to the owners of the Group	(3,374,520)	(48,682,274)	(1,783,517)	(47,960,848)
Loss attributable to the ordinary shareholders	(3,374,520)	(48,682,274)	(1,783,517)	(47,960,848)

Weighted-average number of ordinary shares (basic and diluted)

	For the six-month periods ended		For the three-month periods ended
Denominator	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Weighted-average number of ordinary shares	37,806,468	31,072,892	37,806,468	31,072,892

	For the six-month periods ended		For the three-month periods ended
Net loss attributable to ordinary shareholders per share	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Basic and Diluted	(0.09)	(1.57)	(0.05)	(1.54)

Note 22. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

Other Related Party Transactions

	For the six months period ended
In USD ($)	December 31, 2023	December 31, 2022
Short-term employee benefits	79,170	40,542
Share based payment	376,166	77,279

Other Related Party Transactions

In USD ($)	Note	For the six months period ended December 31, 2023	For the six months period ended December 31, 2022
Share based payment
Key management		376,166	77,279
CFO Shares Alloted		-	(364,014)
Expenses Paid on Behalf of the Company
Parent of BG Farming Technologies - Bioceres S.A.	(i)	-	222,785
Services Provided by Other Companies
30% owned by Bioceres S.A. - INMET S.A.- Ingenieria Metabolica S.A	(ii)	30,183	-
98.6% owned by Bioceres S.A. - INDEAR S.A.- Instituto de Agrobiotecnología Rosario	(iii)	28,111	-
Owned by Bioceres S.A. - Agrality Inc.	(iv)	26,750	-
Founded and operated by the Company’s CPO - Future Foods B.V.	(v)	1,580	14,011
Moolec Science SA Shareholders	(vi)	693,026	-

(i)	Expenses paid by Bioceres LLC on behalf of the Company.

(ii)	The Company entered into an agreement with INMET S.A.- Ingenieria Metabolica S,A through which it would receive research services in exchange for payment.

(iii)	The Company entered into an agreement with INDEAR S.A.- Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.

(iv)	The Company entered into an agreement with Agrality Inc, for the provision of services.

(v)	The Company entered into an agreement with Future Foods B.V. for the provision of services.

(vi)	The Company entered into an agreement with shareholders which accrues an internal rate of return.

Other Related Party Balances

In USD ($)	Balance outstanding as of December 31, 2023	Balance outstanding as of June 30, 2023
100% Subsidiary of Bioceres S.A. - Bioceres LLC	(623,629)	(623,629)
Moolec S.A. Shareholders	9,456,053	8,763,027
Union Group Ventures Limited	(677,000)	(677,000)
INDEAR S.A.	(1,580)	(72,494)
Future Foods B.V	(34,779)	(78,337)
INMET S.A.- Ingenieria Metabolica S.A	(316)	-
Agrality Inc.	(26,750)	-

Note 23. Financial instruments

Accounting classification and fair value

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

The following represents the carrying value and fair value of the Company’s financial instruments and non-financial derivatives:

Recurring measurements	Note	As of December 31, 2023	As of June 30, 2023
Financial Assets
Amortized costs
Cash and cash equivalents	(i)	1,692,415	2,064,079
Trade and other receivables	(i)	10,656,331	10,454,301

Fair value through profit or loss
Cash and cash equivalents	(ii)	9,068	463,594
Short-term investments	(ii)	132,134	306,034
Total financial assets		$12,489,948	$13,288,008

Financial Liabilities
Amortized costs
Trade and other payables	(i)	5,734,217	9,340,571
Financial debt	(i)	7,845,779	2,645,289
Lease liabilities	(i)	489,060	-
Fair value through profit or loss
Warrant liabilities	(ii)	244,420	887,689
Total financial liabilities		$14,313,476	$12,873,549
Net financial (liability) / asset		$(1,823,528)	$414,459

(i)	Cash, short-term investments, trade and other receivables, prepayments, trade and other payables, financial debts and lease liabilities are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(ii)	Fair value of cash equivalent, short-term investment and warrants has been determined using the quoted market price at the period-end (level 1).

Note 24. Events after the reporting period

Management has considered subsequent events through the date these interim condensed consolidated financial statements were issued.

As of January 31, 2024, the Company received the remaining cash payment of $5,000,000 related to the convertible note entered with Grupo Insud (“Insud”).